SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02058603

FORM 6-K

PE
9-1-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

P

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

6 September 2002

BY FACSIMILE

RNS
Old Broad Street
London
EC2N 1HP

Dear Sirs,

SUBSTANTIAL SHARE INTEREST NOTIFICATION

We are writing to advise you that the Company was notified on 6 September 2002 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients or unit trusts operated by its wholly-owned subsidiary, Schroder Unit Trusts Limited, has increased its interest in the Company to 15,334,808 ordinary shares of £1 each, being 14.995% of the 102,265,699 shares in issue.

The notification also advised that Schroders plc, Schroder Investment Management Limited's holding company, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, also continued to hold a beneficial interest in 13,113,449 ordinary shares of £1 each, being 12.82% of the 102,265,699 shares in issue.

The date of the transaction was not disclosed.

Yours faithfully,

John Spedding

John Spedding
For SCHRODER INVESTMENT MANAGEMENT LIMITED
Secretaries

O:\WPS\JAS\2002\Sviit\Lse\SIM - 6 September 2002.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 6 September 2002

By: John Spedding ....

For and on behalf of Schroder Investment Management Limited, Secretaries